Exhibit 99.1

Purchase of American Depositary Shares and PDMR Dealings

19th April 2021

LONDON, Silence Therapeutics plc, AIM:SLN and Nasdaq: SLN ("Silence" or "the Company"), a leader in the discovery, development and delivery of novel short interfering ribonucleic acid (siRNA) therapeutics for the treatment of diseases with significant unmet medical need, today announced that, on 16 April 2021 the following purchases of American Depositary Shares ("ADSs"), each representing three ordinary shares of 5 pence each in the capital of the Company (“Ordinary Shares”), were made by persons discharging managerial responsibilities at a purchase price of $23.09 per ADS: 4,331 ADSs were purchased by Steven Romano, Non-Executive Director of the Company, 4,331 ADSs were purchased by Michael Davidson, MD, Non-Executive Director of the Company, 217 ADSs were purchased by Dave Lemus, Non-Executive Director of the Company, 6,063 ADSs were purchased by Mark Rothera, Chief Executive Officer and Executive Director of the Company and 8,662 ADSs were purchased by Craig Tooman, Chief Financial Officer of the Company.

The notifications below, made in accordance with the requirements of the EU Market Abuse Regulation as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, provide further detail.

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities (PDMR) / person closely associated
a)	Name	Steven Romano
2.	Reason for the notification
a)	Position / status	Non-Executive Director
b)	Initial notification / Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Silence Therapeutics plc
b)	LEI	213800SSURRJBX85SQ91
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (ADSs), each of which represents three (3) Ordinary Shares of 5 pence each in the capital of Silence Therapeutics plc ISIN for Silence Therapeutics plc ADSs: US82686Q1013
b)	Nature of the transaction	Purchase of ADSs in Silence Therapeutics plc
c)	Price(s) and volume(s)	Price	Volume
		$23.09	4,331

d)	Aggregated information - Aggregated volume - Price	4,331 ADSs $100,002.79
e)	Date of the transaction	16 April 2021
f)	Place of the transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities (PDMR) / person closely associated
a)	Name	Michael Davidson
2.	Reason for the notification
a)	Position / status	Non-Executive Director
b)	Initial notification / Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Silence Therapeutics plc
b)	LEI	213800SSURRJBX85SQ91
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (ADSs), each of which represents three (3) Ordinary Shares of 5 pence each in the capital of Silence Therapeutics plc ISIN for Silence Therapeutics plc ADSs: US82686Q1013
b)	Nature of the transaction	Purchase of ADSs in Silence Therapeutics plc
c)	Price(s) and volume(s)	Price	Volume
		$23.09	4,331
d)	Aggregated information - Aggregated volume - Price	4,331 ADSs $100,002.79
e)	Date of the transaction	16 April 2021
f)	Place of the transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities (PDMR) / person closely associated
a)	Name	Dave Lemus
2.	Reason for the notification
a)	Position / status	Non-Executive Director
b)	Initial notification / Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Silence Therapeutics plc
b)	LEI	213800SSURRJBX85SQ91

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (ADSs), each of which represents three (3) Ordinary Shares of 5 pence each in the capital of Silence Therapeutics plc ISIN for Silence Therapeutics plc ADSs: US82686Q1013
b)	Nature of the transaction	Purchase of ADSs in Silence Therapeutics plc
c)	Price(s) and volume(s)	Price	Volume
		$23.09	217
d)	Aggregated information - Aggregated volume - Price	217 ADSs $5,010.53
e)	Date of the transaction	16 April 2021
f)	Place of the transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities (PDMR) / person closely associated
a)	Name	Mark Rothera
2.	Reason for the notification
a)	Position / status	Chief Executive Officer and Executive Director
b)	Initial notification / Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Silence Therapeutics plc
b)	LEI	213800SSURRJBX85SQ91
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (ADSs), each of which represents three (3) Ordinary Shares of 5 pence each in the capital of Silence Therapeutics plc ISIN for Silence Therapeutics plc ADSs: US82686Q1013
b)	Nature of the transaction	Purchase of ADSs in Silence Therapeutics plc
c)	Price(s) and volume(s)	Price	Volume
		$23.09	6,063
d)	Aggregated information - Aggregated volume - Price	6,063 ADSs $139,994.67
e)	Date of the transaction	16 April 2021
f)	Place of the transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities (PDMR) / person closely associated
a)	Name	Craig Tooman
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Silence Therapeutics plc
b)	LEI	213800SSURRJBX85SQ91
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (ADSs), each of which represents three (3) Ordinary Shares of 5 pence each in the capital of Silence Therapeutics plc ISIN for Silence Therapeutics plc ADSs: US82686Q1013
b)	Nature of the transaction	Purchase of ADSs in Silence Therapeutics plc
c)	Price(s) and volume(s)	Price	Volume
		$23.09	8,662
d)	Aggregated information - Aggregated volume - Price	8,662 ADSs $200,005.58
e)	Date of the transaction	16 April 2021
f)	Place of the transaction	Outside a trading venue

Enquiries:

Silence Therapeutics plc Gem Hopkins, Head of IR & Corporate Communications	Tel: +1 (646) 637-3208
Investec Bank plc (Nominated Adviser and Broker) Daniel Adams/Gary Clarence	Tel: +44 (0) 20 7597 5970
European PR Consilium Strategic Communications Mary-Jane Elliott/Chris Welsh/Angela Gray silencetherapeutics@consilium-comms.com	Tel: +44 (0) 20 3709 5700

About Silence Therapeutics plc

Silence Therapeutics is developing a new generation of medicines by harnessing the body's natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet medical need. Silence's proprietary mRNAi GOLD™ platform can be used to create siRNAs that precisely target and silence disease-associated genes in the liver, which represents a substantial opportunity. Silence's wholly owned product candidates include SLN360 designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of lipoprotein(a) and SLN124 designed to address iron loading anemias. Silence also maintains ongoing research and development collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals, and Takeda, among others. For more information, please visit https://www.silence-therapeutics.com/.